EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS OF EARNINGS AND FUNDS FROM OPERATIONS
TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001

Income from continuing operations	$149,664	$108,520	$101,727	$101,384	$97,120

Add:
Portion of rents representative of the interest factor	961	963	1,030	914	945
Interest on indebtedness	130,761	117,096	90,269	67,177	55,840
Out-of-market mortgage adjustment	6,927	4,988	975
Preferred dividends	10,101	7,470	15,912	19,756	19,703
Net income as adjusted	$298,414	$239,037	$209,913	$189,231	$173,608

Fixed charges:
Interest on indebtedness	$130,761	$117,096	$90,269	$67,177	$55,840
Out-of-market mortgage adjustment	6,927	4,988	975
Capitalized interest	2,629	4,992	6,361	9,642	9,698
Preferred dividends	10,101	7,470	15,912	19,756	19,703
Portion of rents representative of the interest factor	961	963	1,030	914	945
Fixed charges	$151,379	$135,509	$114,547	$97,489	$86,186

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	1.97	1.76	1.83	1.94	2.01

Net income available to common shareholders	$209,552	$133,911	$97,880	$112,111	$88,839
Depreciation and amortization	122,277	111,809	88,853	76,855	67,803
Gain on sale of properties	(87,561)	(26,316)	(7,273)	(18,614)	(9,795)
Funds from operations	244,268	219,404	179,460	170,352	146,847
Add:
Portion of rents representative of the interest factor	961	963	1,030	914	945
Preferred dividends	10,101	7,470	15,912	19,756	19,703
Interest on indebtedness	130,761	117,096	90,269	67,177	55,840
Out-of-market mortgage adjustment	6,927	4,988	975
Funds from operations as adjusted	$393,018	$349,921	$287,646	$258,199	$223,335

RATIO OF FUNDS FROM OPERATIONS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	2.60	2.58	2.51	2.65	2.59